Exhibit 3.1

FLORIDA DEPARTMENT OF STATE Division of Corporations September 15, 2025 FLORIDA FILING & SEARCH SERVICES, INC. Re : Document Number P 06000140411 The Articles of Amendment to the Articles of Incorporation of VESTIAGE, INC . which changed its name to LOAN ARTIFICIAL INTELLIGENCE CORP . , a Florida corporation, were filed on September 12 , 2025 . Should you have any questions regarding this matter, please telephone (850) 245 - 6050 , the Amendment Filing Section . Jasmine N Horne Regulatory Specialist Ill Division of Corporations Letter Number: 025A00020662 Account number: FCA000000015 Amount charged: 35.00 www.sunbiz.org Division of Corporations - P.O. BOX 6327 - Tallahassee, Florida 32314

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ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

VESTIAGE, INC.

Pursuant to Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), Vestiage, Inc., a Florida corporation (the “Corporation”), hereby amends (“Articles of Amendment”) its articles of incorporation, as amended (the “Articles of Incorporation”), as follows:

1.	Upon the Effective Time (as defined below), Article 1 of the Articles of Incorporation of the Corporation is amended and restated in its entirety to provide as follows:

The name of the corporation shall be Loan Artificial Intelligence Corp.

2.	Upon the Effective Time, each share of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), shall automatically and without any action on the part of the holder thereof be combined and reclassified such that each eight hundred (800) shares of the Common Stock issued and outstanding immediately prior to the Effective Time (collectively, the “Pre-Split Common Stock”) shall automatically be combined into one (1) validly issued, fully paid, and non-assessable share of Common Stock , without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Split”).. The number of authorized shares of Common Stock, and the par value per share of Common Stock, shall not be affected by the Reverse Split.

No fractional shares of Common Stock will be issued as a result of the Reverse Stock Split. Instead, in lieu of any fractional shares to which a holder of shares of Common Stock would otherwise be entitled as a result of the Reverse Stock Split (after aggregating all fractional shares such holder would otherwise be entitled to receive), the Company shall pay cash (without interest) for such holder’s fractional share equal to the product of the closing sales price of our Common Stock as reported on the OTC Markets on the Effective Time multiplied by the fractional share that such holder would otherwise be entitled to receive.

3.	The foregoing amendments shall become effective on the effective date as announced by FINRA as to when the corporate actions that are the subject of these Articles of Amendment shall take effect in the marketplace (“Effective Time”).

4.	These Articles of Amendment were duly adopted in accordance with Section 607.1001 and Section 607.10025 of the FBCA. The Board of Directors of the Corporation duly adopted resolutions setting forth and approving these Articles of Amendment. Pursuant to the provisions of Section 607.10025 of the FBCA, the approval of the shareholders of the Corporation was not required.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation as of September 8, 2025.

VESTIAGE, INC.
By:	/s/ Raymond Fu
Name:	Raymond Fu
Title:	Chief Executive Officer

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